Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

April 21, 2011

Melissa N. Rocha

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

Sino Assurance, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 24, 2011

Commission File No.  000-50002

Dear Ms. Rocha,

Please be advised that our law firm serves as legal counsel to Sino Assurance, Inc., a Delaware corporation (the “Company”).

This letter is in regards to your comment letter dated April 15, 2011 (the “Comment Letter”).   The Company is in receipt of the Comment Letter and is in the process of addressing the comments set forth in the Comment Letter.  However, we do not anticipate that Company will be able to meet the specified response deadline of April 29, 2011.  We anticipate that the Company will be able to respond to all of the comments in the Comment Letter, on or before May 13, 2011.  Accordingly, we respectfully request an extension until May 13, 2011 in which to submit our responses.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.